Exhibit 8.1

List of Subsidiaries

Of

Ridgetech, Inc. (the “Company”)

1.	Renovation Investment (Hong Kong) Co., Ltd. (“Renovation”) is a Hong Kong company and is wholly-owned by the Company.

2.	Zhejiang Shouantang Medical Technology Co., Ltd. (“Shouantang Technology”) is a Chinese company wholly-owned by Renovation.

3.	Hangzhou Jiuyi Medical Technology Co. Ltd. (“Jiuyi Technology”) is a Chinese company wholly owned by Renovation.

4.	Zhejiang Jiuxin Medicine Co., Ltd. (“Jiuxin Medicine”) is a Chinese company and is wholly-owned by Renovation.

5.	Hangzhou Jiutong Medical Technology Co., Ltd. (“Jiutong Medical”) is a Chinese company and is wholly-owned by Renovation.

6.	Ridgeline International Limited (“Ridgeline”) is a Hong Kong company and is wholly-owned by Renovation.

7.	Allright (Hangzhou) Internet Technology Co. Ltd (“Allright”) is a Chinese company and is wholly-owned by Ridgeline.